Mail Stop 3561

October 16, 2008

BY U.S. MAIL and FACSIMILE

Mr. Robin J. Adams
 Chief Financial Officer
BORG WARNER INC.
3850 Hamlin Road
Auburn Hills, Michigan 48326

>**Re:**   **BorgWarner, Inc.**
>   **Item 4.01 Form 8-K, filed October 9, 2008,**
>   **File No. 1-12162**

Dear Mr. Adams:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant